UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4 )*

                          STORAGE TRUST REALTY
    -------------------------------------------------------------------
                            (Name of Issuer)

          Common Shares of Beneficial Interest, $0.01 Par Value
    -------------------------------------------------------------------
                     (Title of Class of Securities)

                                861909109
    -------------------------------------------------------------------
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 27, 1999
    -------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             00

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         964,000

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         964,000

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.996%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             PS Orangeco, Inc.

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             N/A

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         -0-

                  8    Shared Voting Power
                         -0-

                  9    Sole Dispositive Power
                         -0-

                  10   Shared Dispositive Power
                         -0-

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          0%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             B. Wayne Hughes

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             N/A

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         -0-

                  8    Shared Voting Power
                         -0-

                  9    Sole Dispositive Power
                         -0-

                  10   Shared Dispositive Power
                         -0-

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          0%

 14   Type of Reporting Person*
          IN

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated July 30, 1998, as amended by Amendment No. 1 dated August 28, 1998, Amendment No. 2 dated September 4, 1998 and Amendment No. 3 dated November 11, 1998, filed by Public Storage, Inc. ("PSI"), PS Orangeco, Inc. ("Orangeco") and B. Wayne Hughes ("Hughes") (the "Schedule 13D"), relating to the Common Shares of Beneficial Interest, $0.01 par value (the "Shares"), of Storage Trust Realty, a Maryland real estate investment trust (the "Issuer"), is amended by this Amendment No. 4 (the "Amendment") as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Compensation

        Item 3 of the Schedule 13D is supplemented as follows:

        On January 27, 1999, Orangeco transferred to PSI 964,000 Shares for an aggregate price of $22,820,248. The purchase price was paid by cancellation of indebtedness of Orangeco to PSI.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is supplemented as follows:

        Issuer's Board of Trustees has granted PSI a waiver from Issuer's ownership limit to permit PSI to acquire up to 9.8% of the Shares on the terms and conditions described in Issuer's letter dated January 27, 1999 attached as
Exhibit 1 hereto and incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is supplemented as follows:

        (a) As of January 27, 1999, (i) PSI beneficially owned 964,000 Shares, which constitute approximately 5.996% of the total number of Shares outstanding,
(ii) Orangeco did not beneficially own any Shares and (iii) B. Wayne Hughes did not beneficially own any Shares.

        (b) PSI has sole power to vote and sole power to dispose of all of the 964,000 Shares it owns.

        (c) On January 27, 1999, Orangeco transferred to PSI 964,000 Shares for an aggregate price of $22,820,248.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Issuer's letter to PSI dated January 27, 1999.  Filed herewith.

        Exhibit 2 - Amendment No. 1 to Agreement and Plan of Merger dated as of January 19, 1999 by and among the Issuer, PSI, Newco Merger Subsidiary, Inc. and STR Merger Subsidiary, Inc. Filed with PSI's Registration Statement No. 333-68543 and incorporated herein by reference.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1999

                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel


                                       PS ORANGECO, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Vice President


                                        /S/ B. WAYNE HUGHES
                                       ---------------------------------
                                       B. Wayne Hughes